Exhibit 99.3

Text advertisement convocation AGM 2022

“Shareholders of Affimed N.V. are invited to attend the annual general meeting which will be held on June 22, 2022 at 9:00 hrs. CET at the Radisson Blu Hotel, Amsterdam City Center, Rusland 17, 1012 CK Amsterdam, the Netherlands. The record date for the meeting is May 25, 2022. The agenda with explanatory notes and the procedure for attending the meeting and exercising voting rights by written proxy are available for inspection at the office of the company: Im Neuenheimer Feld 582, D-69120 Heidelberg, Germany and at https://www.affimed.com/investors/. The agenda includes, amongst others, a binding nomination for the reappointment of Dr. Bernhard Ehmer as supervisory director.’’